

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 23, 2010

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

Re: **Lenco Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on April 15, 2010
File No. 000-53830**

Dear Mr. Levinsohn:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Policies and Estimates, page 52

1. Since you disclose that internal EBITDA is a useful measure of operating performance, you must reconcile it to the most closely comparable GAAP measure of operating performance: net income (loss). Please refer to Item 10 of Regulation S-K.

Item 7. Financial Statements and Supplementary Data, page 57

2. Since Lenco Mobile (as the shell company) acquired the operations of Capital Supreme (Pty) Limited and Lenco Mobile is considered the legal and accounting acquirer, the acquired entity (Capital Supreme (Pty) Limited) is considered the predecessor of the shell company and thus Rule 8-04 of Regulation S-X does not apply. As such, please amend your filing to revise your audited financial statements for the twelve months ended December 31, 2008 to separately present the period from January 1, 2008 through August 10, 2008 for Capital Supreme (Pty) Limited in accordance with U.S. GAAP labeled as the "predecessor" entity. In a separate column, please present the audited financial statements from the period August 11, 2008 (the date of acquisition) through December 31, 2008 for the newly combined company labeled as the "successor" entity in accordance with U.S. GAAP. The columns for the year ended December 31, 2009 should also be labeled as successor.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3826, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James A. Mercer III, Esq., Sheppard Mullin
        Via Facsimile (858) 509-3691